Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Encana Corporation

Suite 4400, 500 Centre Street S.E.

P.O. Box 2850

Calgary, AB T2P 2S5

2.	Date of Material Change

October 1, 2013

3.	News Release

A news release disclosing the material change was issued through Marketwired on October 1, 2013.

4.	Summary of Material Change

Encana Corporation (“Encana”) announced its new organizational structure and members of its Senior Management Team who will report directly to Encana’s President & Chief Executive Officer.

5.	Full Description of Material Change

5.1	Full Description of Material Change:

Encana announced its new organizational structure and members of its Senior Management Team who will report directly to Encana’s President & Chief Executive Officer Douglas J. Suttles.

Michael G. McAllister, former Executive Vice-President & President, Canadian Division, has been appointed as Executive Vice-President & Chief Operating Officer, and David G. Hill, former Vice-President, Natural Gas Economy Operations, has been appointed Executive Vice-President, Exploration & Business Development, each appointment expected to be effective by the end of 2013.

Sherri A. Brillon, Executive Vice-President & Chief Financial Officer, Renee E. Zemljak, Executive Vice-President, Midstream, Marketing & Fundamentals, and Terrence J. Hopwood, Executive Vice-President & General Counsel, will remain in their current roles as members of the Senior Management Team, and Ryder D. McRitchie, Vice-President, Investor Relations & Communications, will report directly to Encana’s President & Chief Executive Officer. The appointment of an Executive Vice-President, Corporate Services will be announced at a future date.

Jeff E. Wojahn, Executive Vice-President & President, USA Division, and Eric D. Marsh, Executive Vice-President, Natural Gas Economy & Senior Vice-President, USA Division, have left Encana effective immediately.

William A. Stevenson, Executive Vice-President & Chief Accounting Officer, Robert A. Grant, Executive Vice-President, Corporate Development, EH&S & Reserves and R. William Oliver, Executive Vice-President & Chief Corporate Officer, are retiring from Encana following Encana’s transition to its new organizational structure.

5.2	Disclosure for Restructuring Transactions:

N/A

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

N/A

7.	Omitted Information

N/A

8.	Executive Officer

For further information, contact Terrence J. Hopwood, Executive Vice-President & General Counsel by telephone at (403) 645-2000.

9.	Date of Report

October 3, 2013